

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 6, 2016

Douglas Wolfson
Vice President and General Counsel
CommerceHub, Inc.
201 Fuller Road, 6th Floor
Albany, New York 12203

> **Re:** **CommerceHub, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 28, 2016**
> **File No. 333-210508**

Dear Mr. Wolfson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Description of Our Business

Our Industry, page 53

1.  Please provide us with a copy of the relevant portions of the eMarketer report you cite. To expedite our review, please clearly mark the report to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also tell us whether you commissioned the eMarketer report.

Executive Compensation

Post-Employment Compensation and Benefits, page 91

2.  Your disclosure states that the discussion of Mr. Poore's post-employment compensation

and benefits does not give effect to the provisions of Mr. Poore's June 2016 employment arrangement. Please revise the disclosure to reflect the terms of the 2016 employment arrangement and any changes to Mr. Poore's post-employment compensation and benefits.

Notes to Condensed Consolidated Financial Statements

Note (11) Share-Based Awards

Liquidity Program, page F-11

3. We note your response to prior comment 7. Please clarify what you mean by "equitable option modification" and tell us how it affected your conclusion that the award adjustments would not result in material incremental compensation.

Note (12) Subsequent Events, page F-13

4. Please tell us the reasons for the change in Mr. Poore's compensation arrangement and the grants of additional stock appreciation rights. To the extent that this is directly attributable to the spin-off transaction, please revise to include Article 11 pro forma financial statements that reflect, at a minimum, the additional compensation expense as well as the additional interest expense resulting from additional borrowings under the funding agreement and anticipated borrowings under the revolving credit facility.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Renee Wilm, Esq.
Baker Botts L.L.P.